Exhibit 99.1

NewLead Holdings Ltd. Highlights Bitumen Tanker Segment Performance and Capabilities;

$15.7 Million in Operating Revenues from its Bitumen Tankers and

 Shipment of over 3 Million Barrels of Bitumen for the Year Ended December 31, 2015

Hamilton, BERMUDA, July 14, 2016 - NewLead Holdings Ltd. (OTC: NEWLF) ("NewLead" or the "Company") today highlighted its bitumen tanker segment capabilities, as well its performance from 2015 by reiterating its operating revenues from the operations of NewLead’s bitumen tanker vessels of approximately $15.7 million for the year ended December 31, 2015. In 2015, NewLead transported a total of 515,219 tons/3,177,087 barrels of bitumen produced by oil refineries around the globe through some of the world’s most demanding trade routes.

NewLead controls a fleet of five highly specialized bitumen tanker vessels, totaling 18,918 dwt with a current average age of 7.2 years. NewLead’s bitumen fleet utilization for 2015 was 92.7%.

In 2015, the number of available days and operating for the bitumen tanker vessels was 1,810 and 1,678, respectively. The difference between the available and the operating days is principally attributable to the scheduled repairs and maintenance of NewLead’s bitumen tanker vessels in 2015.

Mr. Michael Zolotas, Chairman and Chief Executive Officer of NewLead, stated, "We are delighted with the overall performance of NewLead’s bitumen tanker segment in 2015 and our year over year increase of operating revenues in the bitumen tanker segment. The performance of NewLead’s bitumen tanker segment is the result of the longstanding relationships between NewLead’s commercial department and international brokers, traders, oil refineries and oil majors. The efficiency of our bitumen tanker vessels is also the result of NewLead’s diligent in-house operations and technical team. We are proud of NewLead’s crew on-board our vessels who have achieved success by allowing NewLead to have zero claims for hull and machinery and zero injuries.”

Mr. Zolotas, added: “NewLead’s chartering policy will continue to be adaptive to market conditions and allow a combination of long-term time charter contracts, Contracts of Affreightment (CoAs) and spot charter. NewLead will continue to target for 65% to 70% long term time charter contracts and CoAs and 30% to 35% spot charters that allow the Company to have an understanding of the market and provide flexibility to its long term investors.”

Mr. Zolotas, continued: “Asphalt trade is rising regionally and globally. According to market sources, world asphalt supply and demand is expected to grow to reach 121 million tons by 2020. In North America, where the Newlead Granadino is currently trading, consumption is expected to reach 24.7 million tons by 2020. In Sweden, where the MT Ioli is currently trading, consumption is expected to increase 2.35% to 2.85% by the end of 2020.”

“NewLead will continue to focus on creating a platform to support the Company’s continuous expansion, not only of our fleet but also of our global presence in the bitumen tanker market, through the development of joint ventures with oil traders and refineries. NewLead anticipates to grow from a bitumen marine transportation company providing seaborne storage of bitumen to an efficient bitumen storage, logistics and transportation platform in an effort to support infrastructure growth throughout many countries. Basic infrastructure, such as roads are imperative for an efficient socio-economic environment. The paving of roads with bitumen accounts for the highest source of bitumen consumption. One of NewLead’s aims is to transport the future roads of the world through the sea.”, Mr. Zolotas concluded.

Bitumen Tanker Segment Data

The following table includes principal data reflecting the performance of NewLead’s bitumen tanker fleet operations for the period ended December 31, 2015:

Year Ended December 31, 2015
Available days[1]	1,810
Operating days[2]	1,678
Fleet utilization[3]	92.7%
Equivalent bitumen tanker vessels [4]	4.9
TCE[5]	$ 6,784
Daily OPEX[6]	$ 3,302

Fleet Update

The following table details NewLead's fleet as of July 13, 2016:

Vessel Name	Size (dwt)	Vessel Type	Year Built	Charter Expiration Date
Dry Bulk Carriers
Newlead Castellano	35,542	Eco-type Handysize	2013	Spot
Newlead Albion	32,318	Eco-type Handysize	2012	Spot
Newlead Venetico	32,394	Eco-type Handysize	2012	Spot
Newlead Victoria	75,966	Panamax	2002	min Q2 2016 - max Q4 2016
Tanker Vessels
Newlead Granadino	5,887	Asphalt/Bitumen Oil Tanker	2009	min Q1 2017 - max Q3 2017
Katerina L	3,357	Asphalt/Bitumen Oil Tanker	2009	Q4 2016
Nepheli	3,416	Asphalt/Bitumen Oil Tanker	2009	Q3 2016
Ioli	3,370	Asphalt/Bitumen Oil Tanker	2009	Q4 2016
Sofia	2,888	Asphalt/Bitumen Oil Tanker	2008	Spot

[1] Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

[2] Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

[3] Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period for the core vessels. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

[4] Equivalent vessels: Equivalent vessels are equal to the available days of the fleet divided by the number of the calendar days in the respective period.

[5] TCE rates: Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on spot charters, because charter hire rates for vessels on spot charters are generally not expressed in per day amounts, while charter rates for vessels on time charters generally are expressed in such amounts.

[6] Direct daily vessel operating expenses: Direct daily vessel operating expenses are defined as the sum of the vessel operating expenses, excluding provision for claims, and management fees, divided by the vessels calendar days.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international vertically integrated shipping company providing ideal solutions for seaborne transportation of dry bulk commodities and petroleum products through owned and managed vessels. NewLead controls a fleet of nine vessels, including four dry bulk and five bitumen tanker vessels. NewLead is a Securities and Exchange Commission (“SEC”) reporting Foreign Private Issuer in compliance with applicable SEC rules and regulations and current in its SEC reporting, utilizing U.S. Generally Accepted Accounting Principles’ financial reporting standards. NewLead's common shares are traded under the symbol "NEWLF" on the OTC Pink marketplace. To learn more about NewLead Holdings Ltd., please visit NewLead’s website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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